DEATH BENEFIT ADVANCE RIDER
(ACCELERATED BENEFIT)

THE RECEIPT OF AN ADVANCED DEATH BENEFIT MAY BE TAXABLE. BEFORE YOU MAKE A CLAIM
FOR A DEATH BENEFIT ADVANCE, YOU SHOULD SEEK ASSISTANCE FROM YOUR PERSONAL TAX
ADVISOR.

This rider is part of Your policy. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. The effective date is the Policy Date unless another date is shown on the current Data
Pages. There is no charge to purchase this rider.

DEFINITIONS

Eligible Face Amount – an amount equal to Your death benefit as defined in Your policy.

Eligible Nursing Home – an institution or special nursing unit of a hospital which meets at least one of the following requirements:
1.	it is Medicare approved as a provider of skilled nursing care services; or
2.	it is licensed as a skilled nursing home, an intermediate care facility or a hospice facility by the state in which it is located; or
3.	it meets all of the following requirements:
	a.	it is licensed as a nursing home by the state in which it is located;
	b.	its main function is to provide skilled, intermediate, or custodial nursing care;
	c.	it is engaged in providing continuous room and board accommodations to 3 or more persons;
	d.	it is under the supervision of a Registered Nurse;
	e.	it maintains a daily medical record of each patient; and
	f.	it maintains control and records for all medications dispensed.

Lien – the amount of death benefit advances plus accrued interest.

BENEFIT

We will advance a portion of the death benefit upon the occurrence of a Qualifying Event, as described below, subject to the provisions of this rider. We will pay the death benefit advance as a lump sum. The minimum amount of any death benefit advance is $500.00. We may charge an administrative fee, up to the Maximum
Administrative Fee shown on the current Data Pages, for each death benefit advance.

Total death benefit advances You may receive are A minus B minus C up to a maximum of D where:
A	is Your Death Benefit Advance Cap shown on the current Data Pages;
B	is any Loan Indebtedness;
C	is the total amount of any Lien; and
D	is 75% of Your Eligible Face Amount up to a maximum benefit of $1,000,000.

EFFECT ON YOUR POLICY

The death benefit advance plus its accrued interest will be treated as a Lien against the Policy Value and
Death Proceeds. Death Proceeds, as defined in the policy, will be reduced by the amount of the Lien. Your access to the Net Surrender Value of Your policy through policy loans, partial surrenders or full surrender is limited to any excess of Net Surrender Value over the Lien.

The death benefit advance will first be used to repay any Loan Indebtedness.

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Payment of any death benefit advance will result in the following additional changes to Your policy while the
Lien exists:
1.	We will transfer any Policy Value in the Divisions and Fixed DCA Account to the Fixed Account.
2.	All future premium payments will be allocated to the Fixed Account.
3.	No adjustment options will be available.
4.	Any increase option riders attached to Your policy will terminate.
5.	Any Life Paid-Up Rider attached to Your policy will terminate.
6.	Your death benefit option will automatically change to Option 1 and no future death benefit option changes will be allowed.

QUALIFYING EVENTS

Each of the following is considered a Qualifying Event:

Terminal Illness - the Insured’s life expectancy is 12 months or less from the date We receive Notice requesting an advance in Your death benefit.

Permanent Confinement to a Nursing Home – the Insured is confined to an Eligible Nursing Home for the remainder of the Insured’s life.

Catastrophic Health Condition – the Insured is diagnosed as having one or more of the Catastrophic Health
Conditions defined in this rider.

QUALIFYING EVENT CERTIFICATION

We will pay a death benefit advance to You after We receive proof satisfactory to Us of a Qualifying Event.
This proof must include the certification of a licensed physician, who is not You or a member of Your family.
We reserve the right to obtain a second medical opinion at Our expense.

CATASTROPHIC HEALTH CONDITIONS

Advanced Heart Disease – Cardiomyopathy, heart failure, and/or unstable angina that manifests itself by limiting ordinary physical activity with any of the following symptoms: undue fatigue, palpitations, shortness of breath, or angina pain. These conditions have to be medically documented for at least three months.

Stroke – Any cerebrovascular incident producing neurological sequelae lasting more than 24 hours and including infarction of brain tissue, hemorrhage, and embolization from an extracranial source. Evidence of neurological deficit for at least three months has to be produced.

Major Organ Transplant – The actual undergoing of a transplantation as the recipient of a heart, lung, liver, or bone marrow.

First time diagnosis of:
·	Life threatening cancer – A disease manifested by the presence of a malignant tumor characterized by the uncontrolled growth and spread of malignant cells, and the invasion of tissue. The term cancer also includes leukemia and malignant disease of the lymphatic system such as Hodgkin’s Disease.
Any non-invasive cancer in-situ, Hodgkin’s Disease stage 1, prostate cancer stage A, all skin cancers except invasive malignant melanoma (starting with Clark Level III) and any malignant tumor in the presence of any Human Immunodeficiency Virus are excluded.
·	End stage renal failure – End stage renal disease presented as chronic irreversible failure of both kidneys to function, as a result of which either regular renal dialysis (hemodialysis or peritoneal dialysis) is instituted or renal transplantation is carried out.
·	Permanent paralysis – total and irreversible loss of use of two or more limbs through paralysis due to accident or disease. These conditions have to be medically documented for at least three months.
·	Alzheimer’s Disease – A definitive diagnosis of Alzheimer’s Disease by a physician, who is a certified
Neurologist, supported by medical evidence that the Insured exhibits the loss of intellectual capacity resulting in the impairment of memory and judgment such that permanent daily personal supervision is required.

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CLAIMS

You may request a death benefit advance by sending Us Notice. Upon receipt of Your Notice, We will provide a claim form within ten working days.

CONDITIONS

The payment of any death benefit advance is subject to the following conditions:
1.	The policy must be in force.
2.	The policy must not be assigned.
3.	Any irrevocable beneficiary must give prior written approval for the payment of a death benefit advance.
4.	If the Qualifying Event is other than Terminal Illness, for a period of at least three years following the payment of the death benefit advance:
	a.	the Net Surrender Value of the policy to which this rider is attached must be sufficient to cover the monthly deductions; or
	b.	You must meet the death benefit guarantee premium requirement, if applicable.
5.	No benefit will be paid for a Qualifying Event, which, in whole or in part, is caused by, or contributed to by an intentional, self-inflicted act.
6.	This rider provides for the advance payment of the death proceeds of Your policy. This is not meant to cause You to involuntarily access proceeds ultimately payable to the beneficiary. Therefore, You are not eligible for this benefit:
	a.	if You are required by law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or
	b.	if You are required by a government agency to use this benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement.

LIEN INTEREST CHARGE

We charge interest on the amount of any death benefit advance. Additional interest will not accrue when the
Lien equals the Eligible Face Amount or earlier as required by state regulation.

LIEN INTEREST RATES

Lien interest accrues daily at the annual interest rates We establish. On the policy anniversary, You will receive a notice of interest accrued in the prior year.

Interest Rate Applicable to the Portion of the Lien Attributable to the Policy Value
The interest rate on the portion of the Lien equal to the Net Policy Value at the time You request the death benefit advance will be the policy loan interest rate as shown on Your Data Pages.

Interest Rate Applicable to the Remaining Portion of the Lien
The interest rate on the remaining portion of the Lien will not exceed the maximum rate permitted by law for policy loans. We may change this interest rate once a year on the policy anniversary. Any change in the interest rate will apply to the entire Lien. This maximum annual interest rate We establish will not exceed the higher of A or B where:

A	is the Published Monthly Average (Moody’s Corporate Bond Yield Average - Monthly Average
Corporates as published by Moody’s Investors Service, Inc., or its successor) for the calendar month ending two months prior to the date the rate is determined; and
B	is the current yield on 90-day treasury bills.

The Insurance Commissioner of the state in which this policy’s application is signed will substitute a similar average if the Published Monthly Average is no longer published.

We will not change Your Lien interest rate if the change would be less than 0.50%. We will notify You of:
1.	the interest rate at the time the Lien is made; and
2.	any interest rate change. The change will be effective on Your policy anniversary.

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REPAYMENT

You may repay all or part of the Lien at any time while this rider is in force. Each payment must be clearly marked for repayment of the Lien.

TERMINATION

This rider terminates on the first of:
1.	the termination of Your policy; or
2.	Our receipt of Your Notice to cancel this rider. We may require that You send Your policy to Our
Home Office to record the cancellation.

REINSTATEMENT

This rider may be reinstated as part of Your policy if all conditions for reinstatement of the policy are met, and subject to Our then current underwriting guidelines and all rider provisions. If a Lien existed at the time of termination, the Lien value at that time will also be reinstated. You will not be eligible for any future death benefit advances after reinstatement.

Principal National Life Insurance Company
Des Moines, Iowa 50392-0001

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